Exhibit 99.1

25 October 2010

Dear Colleagues

You will have seen that GE Healthcare has entered into an agreement to acquire Clarient, a leading player in the rapidly growing molecular diagnostics sector specializing in innovative services and diagnostics technologies for the assessment and characterization of cancer.

I want to let you know that Konstantin Fiedler has been appointed Clarient Integration Leader with Medical Diagnostics, effective immediately. While I am sorry that he will be leaving the LS business, I am also thrilled as this is a fantastic next career opportunity for him.

Diseases like cancer are complex and can take many different forms and have many different treatments. Combining Clarient’s capability in molecular diagnostics with GEHC’s capability in in vivo imaging will give us better information, leading to more accurate diagnosis, more targeted treatment and reduced healthcare cost. The acquisition will also enable GEHC to link technologies developed in our Cell Technology business with diagnostic applications being developed by MDx.

Konstantin is ideally placed to lead this integration – not only has he successfully led our Cell Technology business for the last two years, but he has previously worked for several years for MDx (then Amersham Health) as VP Portfolio and Business Strategy. This broad base of experience and expertise, coupled with his track record of success in building up the Cell Tech business, and experience through the Amersham acquisition, will enable him to guide this new venture into the MDx organization.

Cell Technology continues to be a key initiative for Life Sciences and GE Healthcare. Our recent cardiomyocytes product launch and last week’s launch of the ResQ system are examples of our commitment, and there are more exciting products to come as we grow this business. Appointing a successor to Konstantin is a top priority for us, but in the interim Nigel Darby has agreed to assume leadership for the team.

I would like to thank Konstantin for the many contributions he has made to the Life Sciences business while on my team for the last six years. This is a great opportunity for him - and also offers LS a chance to potentially position some of our technologies around molecular diagnostics - but he will be missed.

Best regards

Peter Ehrenheim

President & CEO

Life Sciences

Important Additional Information

The tender offer described in this message has not yet commenced, and this message is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, General Electric Company will cause its indirect, wholly-owned subsidiary, Crane Merger Sub, Inc., to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”). Potential investors and Clarient stockholders are strongly advised to read the tender offer statement (which will include an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Clarient with the SEC because they will contain important information about the tender offer. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Crane Merger Sub, Inc. at GE Healthcare, 9900 W Innovation Drive, Wauwatosa, WI 53226, Attention: “Corporate Counsel - Business Development”. Potential investors and Clarient stockholders may also read and copy any reports, statements and other information filed by GE, Crane Merger Sub or Clarient with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.